Exhibit 21.1
SUBSIDIARIES OF REGISTRANT *

Legal Name	Jurisdiction
Enphase Energy Australia Pty. Ltd.	Australia
Enphase Energy S.A.S.	France
Enphase Energy NL B.V.	Netherlands
Enphase Energy New Zealand	New Zealand
Enphase Energy International LLC	Delaware
Enphase Solar Energy India Pvt. Limited	India
Enphase Energy Mexico, S. DE R.L. DE C.V.	Mexico
Enphase Energy S.r.l.	Italy
Enphase Energy Canada Holdings, Inc.	Canada
Enphase Service Company, LLC	California
Enphase Capital, Inc.	Delaware
SolarLeadFactory, LLC.	Delaware
Enphase Energy Technology (Shanghai) Co. Ltd.	China
GreenCom Networks AG	Germany
Enphase Energy Germany GmbH	Germany
Enphase Brasil Energia Solar LTDA	Brazil

*    All subsidiaries of Enphase Energy, Inc. are wholly owned, directly or indirectly, as of December 31, 2022.